Exhibit 9.01

GivBux, Inc. Finalizes Agreement to Acquire Charter House Financial AU

and Affirms Plans to Launch Gold-Backed Expansion Initiative

NEWPORT BEACH, Calif., June 17, 2025 — GivBux, Inc. (OTC: GBUX), a publicly traded Super App and charitable giving platform, today announced it has finalized the agreement to acquire Charter House Financial AU. The transaction will be completed by July 13, 2025 provided definitive Share Exchange Agreement whereby GivBux acquired 100% of the issued and outstanding shares of Charter House Ltd. in exchange for shares of GivBux common stock.

By partnering with GivBux, the Charter House plans to expand participation in gold-backed financial benefits through the GivBux Super App. By integrating Charter House with the GivBux platform, it will help broaden access to gold-backed benefits for users. The hope is that operating Charter House as a wholly owned subsidiary it will generate multiple revenue streams. The founder of Charter House previously, Anthony Capazze has over 25 years of experience in the gold markets and has played a key role in several large financial transactions. He brings experience in municipal and corporate finance, institutional banking, and executive leadership.

Anthony Cappaze stated, “It is a tremendous opportunity for Charter House Financial AU to join forces with the innovative team at GivBux and be part of the fintech revolution. Their shopping and giving platform could be the ideal vehicle to launch our business model, and I look forward to our potential success together. Based on current plans and market conditions, the Company could generate up to $200 million in revenue during its first full year of operations.”

Through the acquisition of Charter House, GivBux is sharpening its strategic focus to deliver innovative solutions that bridge the gap between tangible assets and digital finance. By gaining access to Charter House’s international networks and asset-backed infrastructure, GivBux is well-positioned to develop gold-backed offerings that enhance the stability, trust, and utility of its digital ecosystem. The companies plan to jointly develop a platform that merges the stability of precious metals with the convenience of mobile payments and rewards.

As part of its refined strategic focus, GivBux announced that it will not proceed with the strategic investment announced on March 29, 2025, due to both parties at this time not being able to meet the terms of the agreement, more specifically the inability of the investor to transfer the investment at this time. As well, the previously announced $39 million acquisition of VitorganAmerica.shop, as outlined in a press release dated February 3, 2025 will also not be proceeding as the seller has not been able to satisfactorily complete the required due diligence. The decision reflects the Company’s commitment to focusing resources on initiatives that provide the most significant long-term value to shareholders.

“Getting the Charter House transaction across the finish line by July 13th will provide us with a tremendous opportunity to build the GivBux brand,” said Umesh Tim Singh, president of GivBux, Inc. “This acquisition enhances our vision of combining real-world value with digital utility. We are building the future of accessible commerce where consumers can transact with confidence backed by tangible assets.”

GivBux continues to expand its footprint in the fintech and digital commerce space. The GivBux app, which enables users to shop and give back simultaneously, has seen steady user growth and merchant adoption throughout 2025. The Company remains committed to innovation and delivering high-impact solutions that empower both consumers and communities.

About GivBux, Inc.

The GivBux Super App revolutionizes shopping by offering a user-friendly tool to make purchases swiftly and easily at over 100 national retailers, along with an expanding roster of local merchants. Users earn cash back on every purchase, a portion of which can be directed towards a charity of their choice, embodying GivBux Inc.’s commitment to “give back.”

The GivBux Super App is free to use and available now at Google Play Store (Android) and the Apple App Store (IOS). The GivBux Super App is constantly evolving and adding new enhancements and functionalities, including social networking, e-commerce, banking, messaging, food delivery and transportation.

GivBux is forging a new path in ecommerce and charitable giving and aspires to build the largest community of givers, first in the United States and eventually worldwide. For more details and regular updates, visit https://givbux.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Although the forward-looking statements in this release reflect the good faith judgment of management, forward-looking statements are inherently subject to known and unknown risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by GivBux, Inc. in our reports filed with the Securities and Exchange Commission, including the risk factors that attempt to advise interested parties of the risks that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this release. The Company intends that all statements included herein, including those referring to future revenues and earnings, be subject to the “Safe Harbors” provision of the Private Securities Litigation Reform Act of 1995.

Contact:

Umesh Tim Singh, President

Email: ir@Givbux.com

www.GivBux.com

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